FDA Advisory Committee

Recommends Approval of Multaq®

(dronedarone)

Paris, France – March 18, 2009 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that the Cardiovascular and Renal Drugs Advisory Committee voted 10 to 3 in favor of the approval of Multaq® by the U.S. Food and Drug Administration (FDA) to treat patients with non-permanent atrial fibrillation (AF).

As demonstrated in the ATHENA trial, Multaq® is the only anti-arrhythmic drug to have shown in a clinical study a significant reduction in morbidity and mortality in patients with atrial fibrillation/atrial flutter (AFL) or a recent history of these conditions.

“Sanofi-aventis is pleased with the outcome of today’s discussions and positive recommendation,” said Jean-Pierre Lehner, Chief Medical Officer, sanofi-aventis. “The panel’s insightful feedback which concluded with a positive vote, is an important step in gaining FDA approval of Multaq® .”

The FDA is not bound by the Committee’s recommendation, but it takes its advice into consideration when reviewing new drug applications.

Atrial fibrillation is the leading cause of hospitalization for arrhythmia in the U.S. and represents one-third of hospitalizations for arrhythmia in Europe. Hospitalization due to AF has increased dramatically (two-to-three fold) in recent years in the U.S. Atrial fibrillation is a complex disease that increases the risk of stroke up to five-fold, worsens the prognosis of patients with cardiovascular risk factors, and doubles the risk of mortality. There are approximately 2.5 million Americans and 4.5 million people in the European Union with atrial fibrillation and it is emerging as a growing public health concern due to an aging population.

About dronedarone (Multaq®)

Multaq®, an investigational treatment discovered and developed by sanofi-aventis, has been studied in a clinical development program including more than 6,700 patients. Multaq® is one of the major therapeutic innovations in atrial fibrillation for the last twenty years. Multaq® has been granted a priority review by the U.S. Food and Drug Administration (FDA) and a registration dossier is also under regulatory review by the European Medicines Agency (EMEA).

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, visit: www.sanofi-aventis.us or www.sanofi-aventis.com.

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Forward Looking Statements

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